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Exhibit 99.1

FOR IMMEDIATE RELEASE ALL NUMBERS IN U.S. DOLLARS UNLESS OTHERWISE NOTED

FALCONBRIDGE 2005 NET INCOME INCREASES 67% TO US$872 MILLION
Reports fourth quarter 2005 net income of $280 million

TORONTO, Ontario, February 8, 2006 — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) today reported 2005 net income of $872 million (basic earnings per share of $2.52 and diluted earnings per share of $2.50). This compares with 2004 net income of $521 million (basic earnings per share of $1.71 and diluted earnings per share of $1.70). Net income was $280 million (basic earnings per share of $0.75 and diluted earnings per share of $0.74) for the fourth quarter of 2005. This compares with net income of $143 million (basic earnings per share of $0.47 and diluted earnings per share of $0.47) for the fourth quarter of 2004.

(Note: 2004 financial results, as presented in this press release, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation on June 30, 2005. This press release contains forward-looking information. See "Forward-looking Information".)

COMMENTARY

        "Falconbridge took advantage of the strong fundamentals of our business in 2005," said Derek Pannell, Chief Executive Officer of Falconbridge. "Higher prices for all of our metals, along with strong operational performance, resulted in outstanding financial results. We also created value for our shareholders with the amalgamation of Noranda and Falconbridge, followed by the proposed friendly takeover of the combined company by Inco."

        "Heading into 2006, metals prices continue to climb, operations continue to perform and we are due to come together with Inco in the first half of the year, creating a premier global nickel and copper mining and metals company. We are confident that the combination of Inco and Falconbridge offers great value for shareholders, in both the near and long term."

2005 HIGHLIGHTS

Financial Results and Position

$ millions, except per share information	Q4 2005	Q4 2004	Y-O-Y Change	FY 2005	FY 2004	Y-O-Y Change
Revenues	2,165	1,867	16%	8,148	6,764	20%
Income generated by operating assets*	463	369	25%	1,820	1,391	31%
Net income	280	143	96%	872	521	67%
Basic earnings per common share	0.75	0.47	60%	2.52	1.71	47%
Diluted earnings per common share	0.74	0.47	57%	2.50	1.70	47%

*
Defined as earnings before net interest, corporate and general administration, research, development, exploration, minority interest, taxes, and other income

•
Achieved net income of $872 million in FY 2005, a 67% increase from FY 2004

•
FY 2005 realized prices were higher (vs. FY 2004) for all metals: copper 32%, nickel 7%, zinc 35%, aluminum 8%; partially offset by increased energy costs and a weaker U.S. dollar

•
Repaid approximately $1 billion in debt including $400 million of maturing debentures and $500 million in Junior Preference Shares

Production, Operations & Projects

•
Increased output of copper anodes, copper cathodes and refined nickel by 5%, 3% and 13%, respectively, in FY 2005, versus FY 2004

•
Record refined nickel production of 114,000 tonnes; continued strong performance at Altonorte smelter, Lomas Bayas mine and Antamina mine, which also achieved significant improvements on molybdenum recoveries; lower head grades and material handling problems at Collahuasi led to lower mined copper production

•
Capacity enhancements included increased capacity at Horne copper smelter and CCR refinery, commercial tolling of molybdenum concentrates at Altonorte and a new molybdenum recovery circuit at Collahuasi

•
Advanced growth opportunities: Nickel Rim South development, Kidd Creek mine deepening, Raglan optimization, Kabanga scoping study and Koniambo orebody vesting

•
Completed 154 Six Sigma projects during 2005 for total annualized benefit of $60 million at an average savings value of $390,000 per project

FALCONBRIDGE ENDORSES INCO OFFER

        On October 11, 2005, Inco Limited announced an offer to acquire all outstanding common shares of Falconbridge. The offer is comprised of part cash and part Inco common shares, which when prorated subject to the maximum amounts offered would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge common share. Both Boards of Directors unanimously endorsed the acquisition offer and the Falconbridge Board recommended the Company's shareholders tender their shares to the offer, which remains open for acceptance to February 28, 2006.

        The combined organization, which would be known as Inco Limited, will be one of the world's premier mining and metals companies. It would be the world's largest producer of nickel and eighth-largest producer of copper, and would also operate integrated zinc and aluminum businesses. The new company would have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects. The new Inco would benefit from estimated annual synergies of approximately $350 million.

        Inco has obtained regulatory clearances from the Canadian Competition Bureau. It continues to proceed on an expedited basis to meet all information and other requests from antitrust/competition authorities reviewing the pending acquisition and to work with the U.S. Department of Justice and competition authorities in Europe to obtain the remaining required regulatory clearances for the transaction.

        Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information".

FINANCIAL RESULTS

FY 2005

Total revenues increased to $8.1 billion during 2005, a 19% increase over the $6.8 billion in revenue generated in 2004, due to stronger metals prices and higher copper and nickel sales volumes. Falconbridge generated net income of $872 million, or $2.50 per share on a diluted basis, an increase of $351 million from the net income of $521 million, or $1.70 per share on a diluted basis in 2004. The improved results were mostly attributable to higher base metals prices. This was partially offset by the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations and increasing energy and supply costs throughout the operations.

Net income for 2005 includes a loss of $8 million, or $0.02 per basic share and $0.02 per diluted share from discontinued operations. This compares to a loss of $73 million, or $0.25 per basic share and $0.25 per diluted share from discontinued operations in 2004. Discontinued operations reflect the operating results of American Racing prior to its disposal in June 2005 and the net gain recorded from its disposal.

Fourth Quarter 2005

Revenues for the fourth quarter of 2005 were $2.2 billion, 16% higher than revenues of $1.9 billion in the same period of 2004. The increase was mainly due to higher realized metal prices and copper and nickel sales volumes, increased revenue contribution from by-product molybdenum credits and improved copper concentrate treatment and refining terms. Business unit revenues were 28% higher for copper, 1% lower for nickel, 30% higher for zinc and 5% lower for aluminum.

Operating expenses totaled $1.7 billion in the fourth quarter, 13% higher than $1.5 billion in the same period last year. Mining, processing and refining costs increased to $685 million from $547 million in the fourth quarter of 2004 due to the higher levels of copper anode and cathode production, increased refined nickel production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. In addition, 2005 mining, processing and refining costs include a full quarter of costs from Gramercy and St. Ann aluminum operations and the Montcalm nickel mine. The average value of the Canadian dollar increased to US$0.85 versus US$0.82 during the fourth quarter of 2004. Included in the cost of operations was a charge of $13 million related to the fair market value increments assumed as a result of the merger of Noranda and former Falconbridge at the end of June 2005.

        The value of raw materials purchases was $867 million, 6% higher than $816 million in 2004 due to higher metal prices and increased custom feed processing at the Nikkelverk nickel refinery and at all copper smelting and refining operations. Higher purchased raw material values are recovered at the time of sale of the metals contained in the materials treated.

        Depreciation, amortization and accretion expense increased to $150 million from $135 million a year ago, primarily due the amortization of the fair value increment related to the purchase of the Falconbridge minority shareholders' interest and the resulting increase in the book value of the assets acquired. Net interest expense increased to $36 million from $28 million in the fourth quarter of last year due to the impact of dividends paid on the junior preferred share liabilities issued pursuant to the issuer bid completed in early May 2005.

        Minority interest in earnings of subsidiaries decreased to $1 million from $78 million, largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $118 million from $104 million during the fourth quarter of 2004, due to the overall increase in profitability.

Income generated by operating assets for the fourth quarter was $463 million, 25% higher than $369 million in the fourth quarter of 2004. Income from operating assets increased to $359 million in the copper business, decreased to $75 million in the nickel business, increased to $24 million in the zinc business and decreased to $21 million in the aluminum business.

        Net income totaled $280 million, or $0.75 per basic common share and $0.74 per diluted common share for the fourth quarter 2005, 96% higher than net income of $143 million or $0.47 per basic and $0.47 per diluted common share in the same period of 2004. Higher net income reflects higher realized metal prices, significantly higher Antamina molybdenum concentrate sales and higher treatment and refining charges received at copper smelters and refineries.

Consolidated assets totaled $12.4 billion as at Dec. 31, 2005, compared with $9.6 billion at the end of 2004. The increase is primarily due to the increase in carrying values of assets in recognition of the value paid by Noranda to the former Falconbridge minority shareholders and the investment of additional capital in advancing brownfield expansion development projects.

LIQUIDITY AND CAPITAL INITIATIVES

Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long and short term borrowings.

        The Company's five-year committed bank facilities total $780 million. At December 31, 2005, these lines were essentially undrawn.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $383 million during the fourth quarter of 2005 and $1,650 million for the entire year. Total liquidity remains strong, with over $1.6 billion of cash and undrawn lines at December 31, 2005. Long-term debt was $2.6 billion at year end. Falconbridge's net-debt-to-capitalization ratio stood at 36.7% at year end.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $126 million during the fourth quarter. For 2005, the Company's capital investments were $328 million for sustaining capital expenditures and approximately $409 million in new investments.

        Statements regarding future financial requirements and fund of those requirements are subject to various risks and assumptions. See "Forward-looking Information".

REVIEW OF OPERATIONS

Copper Business Unit

		Q4 2005	Q4 2004	Y-O-Y Change (%)		FY 2005	FY 2004	Y-O-Y Change (%)
Production:	mined copper (MT)	108,800	117,500	(7%	)	414,600	430,400	(4%	)
	refined copper (MT)	120,900	133,800	(10%	)	505,300	491,600	3%
	mined zinc (MT)	27,600	38,900	(29%	)	182,200	152,000	20%
	refined zinc (MT)	8,500	33,900	(75%	)	113,700	121,600	(6%	)
Sales:	contained copper (MT)	231,500	242,600	(5%	)	894,200	886,900	1%
	contained zinc (MT)	31,900	44,700	(29%	)	198,800	187,200	6%
Revenues ($ millions)		1,276	997	28%		4,421	3,592	23%
Realized copper price ($/lb.)		1.99	1.43	39%		1.71	1.30	32%
Mining, processing and refining costs ($ millions)		246	227	8%		993	803	24%
Cash costs ($/lb. of copper)		0.35	0.43	(19%	)	0.31	0.38	(18%	)
Income from operating assets ($ millions)		359	170	111%		1,086	673	61%

Revenues: For the fourth quarter of 2005, consolidated revenues of $1,276 million increased 28% from $997 million in the fourth quarter of 2004. The increase reflects higher average realized copper, zinc, molybdenum and precious metals prices. Total sales of copper during the quarter were 231,500 tonnes versus 242,600 tonnes in the same period in 2004. Increased sales of CCR cathodes, Antamina concentrates, Altonorte anodes and Horne concentrates were more than offset by decreased sales of Collahuasi concentrates and Kidd Creek cathodes. Sales of by-product zinc metal from Kidd Creek were lower due to the one-month labour disruption at the Kidd Creek metallurgical operations. The realized copper price of $1.99/lb. increased by 39% in the quarter compared to $1.43/lb. realized in the same period in 2004.

Costs: Total operating expenses increased to $917 million from $827 million in the fourth quarter of 2004. Mining, processing and refining costs increased to $246 million from $227 million in the same period last year as a result of the impact of a weaker U.S. dollar and higher energy and supply costs. Purchased raw materials increased to $600 million from $534 million in the fourth quarter of 2004 due to the rise in copper prices. The operating cash cost of producing a pound of copper in the fourth quarter of 2005 decreased to $0.35/lb. from $0.43/lb. in the fourth quarter of 2004.

Income Generated by Operating Assets: Income generated by operating assets for the Copper Business in the fourth quarter of 2005 increased to $359 million from $170 million a year ago due to the impact of higher copper, zinc and molybdenum prices. Offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on Canadian and South American operating costs, as well as higher energy and supply costs.

Production: During the fourth quarter of 2005, copper mine production from Canadian and South American operations totaled 108,800 tonnes, compared to 117,500 tonnes a year ago. Lower copper grades at Collahuasi more than offset higher production from Antamina and Kidd Creek. Refined copper production was 120,900 tonnes of copper cathode in the fourth quarter of 2005 versus 133,800 tonnes in the fourth quarter of 2004 as lower production from Kidd Creek more than offset increased production from CCR. Kidd Creek production of refined copper and zinc were impacted by a one-month strike in October 2005. By-product zinc-in-concentrate production decreased to 27,600 tonnes from 38,900 tonnes in the fourth quarter of 2004 due to lower zinc grades. Mined molybdenum-in-concentrate at Antamina increased to 800 tonnes from 600 tonnes due to improved recoveries.

Nickel Business Unit

		Q4 2005	Q4 2004	Y-O-Y Change (%)		FY 2005	FY 2004	Y-O-Y Change (%)
Production:	mined nickel (MT)	18,100	21,100	(14%	)	79,600	80,800	(1%	)
	refined nickel (MT)	28,100	27,600	2%		113,600	100,900	13%
	mined copper (MT)	6,600	9,300	(29%	)	34,200	32,700	5%
Sales:	contained nickel (MT)	28,800	27,900	3%		111,700	100,300	11%
	contained copper (MT)	13,700	12,500	10%		59,500	51,100	16%
Revenues ($ millions)		489	495	(1%	)	2,146	1,824	18%
Realized nickel price ($/lb.)		5.88	6.45	(9%	)	6.85	6.40	7%
Mining, processing and refining costs ($ millions)		235	174	35%		810	604	34%
Cash costs ($/lb. of nickel)		4.03	3.03	33%		3.46	2.93	18%
Income from operating assets ($ millions)		75	168	(55%	)	597	637	(6%	)

Revenues: For the fourth quarter of 2005, consolidated revenues of $489 million decreased from $495 million in the fourth quarter of 2004. Sales volumes of refined nickel increased 4% to 20,500 tonnes from 19,800 tonnes in the fourth quarter of 2004. At Falcondo, ferronickel sales volumes increased by 2% to 8,300 tonnes from 8,100 tonnes in the fourth quarter of 2004. In the fourth quarter 2005, by-product copper sales volumes of 13,700 tonnes increased 10% from 12,500 tonnes in the same period a year ago. Cobalt sales volumes decreased by 18% to 900 tonnes. Realized nickel prices of $5.88/lb. decreased by 9% in the quarter compared with $6.45/lb. in the same period in 2004. Realized ferronickel prices of $5.93/lb. decreased by 8% in the quarter compared with $6.42/lb. in the same period in 2004. Precious metals revenues increased by $5 million in the fourth quarter of 2005 compared to the same period in 2004.

Costs: Total operating expenses increased to $414 million from $327 million in the fourth quarter of 2004. Mining, processing and refining costs increased to $235 million from $174 million in the same period last year largely due to the exchange rate impact on operating costs at Canadian operations and increases in energy prices. In addition, 2005 mining, processing and refining costs include a full quarter of costs from the Montcalm nickel mine. The value of purchased raw materials increased to $131 million from $105 million in the fourth quarter of 2004 due to increased sales volumes. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $4.03 in the fourth quarter of 2005 compared with $3.05 for the same period in 2004. The operating cash cost of producing a pound of nickel from INO mines, was $3.52. The $1.06/lb., or 43%, increase from 2004 costs was the result of the impact of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs, the impact on costs and mine production of the mill conversion at Raglan, and lower ore grades, which offset the impact of increased by-product credits due to higher metal prices. At Falcondo, operating cash cost per pound of ferronickel was $4.80 in 2005 compared with $4.17 in 2004. The increase in costs was largely due to the increase in the oil price, as average oil costs rose from $42.34 per barrel in 2004 to $55.63 per barrel in 2005. Oil is the source of fuel for the electricity plant operated on site. Fuel oil represented 73% of total operating costs at Falcondo during the fourth quarter of 2005.

Income generated by operating assets: Fourth quarter income generated by operating assets for the nickel business totaled $75 million, compared to $168 million in the fourth quarter of 2004. The $93 million decrease was mainly due to the impact of lower nickel and cobalt prices, higher unit costs, higher energy costs and the impact of the stronger Canadian dollar.

Production: Total mined nickel production was 18,100 tonnes during the quarter versus 21,100 tonnes during the same period in 2004. Sudbury mines production was 3,900 tonnes of nickel and 4,200 tonnes of copper during the fourth quarter of 2005, compared with 5,700 tonnes of nickel and 6,800 tonnes of copper during the same period in 2004. The reduction in mine output relates primarily to lower ore grades and unplanned ore pass repairs at the Thayer Lindsley mine.

        At Raglan, nickel-in-concentrate production in the quarter was 4,600 tonnes and copper production was 1,200 tonnes, compared with 6,700 tonnes of nickel and 1,700 tonnes of copper in 2004. Mill output in the quarter was reduced due to the planned conversion of the mill and lower mine ore grades.

        At Montcalm, nickel production in the quarter was 2,300 tonnes.

        At the Sudbury smelter, nickel-in-matte production in the fourth quarter of 2005 decreased to 16,100 tonnes from 18,100 tonnes in the same period of 2004 as a result of the treatment of lower concentrate tonnages with lower feed grades. Total refined nickel production was 20,800 tonnes in the fourth quarter of 2005 compared to 20,500 tonnes in the same period in 2004.

        In the fourth quarter of 2005, Falcondo produced 7,300 tonnes of nickel in ferronickel, a 1% increase from 7,200 tonnes in the fourth quarter of 2004.

Zinc Business Unit

		Q4 2005	Q4 2004	Y-O-Y Change (%)		FY 2005	FY 2004	Y-O-Y Change (%)
Production:	mined zinc (MT)	59,300	74,900	(21%	)	265,600	367,000	(28%	)
	refined zinc (MT)(1)	17,300	16,900	2%		68,100	69,300	(2%	)
	mined lead (MT)	16,700	18,900	(12%	)	75,400	73,700	2%
	refined lead (MT)	23,900	25,900	(8%	)	76,100	83,800	(9%	)
Sales:	contained zinc (MT)(2)	39,800	64,800	(39%	)	219,400	292,500	(25%	)
	contained lead (MT)	19,500	23,100	(16%	)	73,700	83,200	(11%	)
Revenues ($ millions)		155	119	30%		504	415	21%
Realized zinc price ($/lb.)		0.80	0.56	43%		0.70	0.52	35%
Mining, processing and refining costs ($ millions)		33	45	(27%	)	168	158	6%
Cash costs ($/lb. of mined zinc)		0.48	0.32	50%		0.41	0.32	28%
Income from operating assets ($ millions)		24	5			60	14

(1)
25% of CEZ refinery refined zinc

(2)
Brunswick mine concentrate contained zinc

Revenues: Total zinc revenues increased to $155 million or 30% higher than $119 million recorded during the fourth quarter of 2004. In the fourth quarter of 2005, sales volumes of zinc-in-concentrates decreased 39% to 39,800 tonnes from 64,800 tonnes in the fourth quarter of 2004. Fourth quarter 2005 lead metal sales decreased to 19,500 tonnes from 23,100 tonnes in the same period a year ago, primarily as a result of lower tonnage processed at the Brunswick lead smelter. The average realized price per pound of zinc during the fourth quarter was $0.80/lb. versus $0.56/lb. in the same period last year. The average realized price per pound of lead during the fourth quarter was $0.54/lb. versus $0.46/lb. in the same period last year.

Costs: Total operating expenses increased to $131 million from $114 million in the fourth quarter of 2004. Mining, processing and refining costs decreased to $33 million from $45 million in the same period last year, while the value of purchased raw materials increased to $91 million from $60 million in the fourth quarter of 2004. The value of raw materials increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to $0.48 in the fourth quarter of 2005 from $0.32 for the same period in 2004 due to higher costs and reduced mine production volumes.

Income generated by operating assets: The fourth quarter 2005 income generating from operating assets for the Zinc Business was $24 million compared to $5 million for the fourth quarter of 2004. The $19 million increase was due to the impact of higher metal prices and decreased depreciation and amortization charges which were partially offset by the impact of lower sales volumes, and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

Production: Contained zinc production was 59,300 tonnes in the fourth quarter of 2005, compared to 74,900 tonnes in the same period in 2004. The decrease was due to the closure of the Bell Allard mine in October, 2004 and also attributable to ore pass operating issues and a rock burst at Brunswick mine.

        The Brunswick lead smelter processed 57,100 tonnes of lead concentrates and secondaries during the fourth quarter of 2005, compared to 61,700 tonnes during the same period in 2004. Lead metal production was 23,900 tonnes in the fourth quarter of 2005, compared to 25,900 tonnes in the same period in 2004. The decreased feed consumption and lead metal output at the Brunswick smelter was due to process reliability issues, which are currently being addressed.

Aluminum Business Unit

	Q4 2005	Q4 2004	Y-O-Y Change (%)		FY 2005	FY 2004	Y-O-Y Change (%)
Production: primary (MT)	62,300	62,300	nil		245,600	247,500	(1%	)
Sales: primary (MT)	63,200	61,700	2%		247,800	249,000	nil
Shipments: fabricated (MT)	43,200	42,000	3%		177,900	173,900	2%
Revenues ($ millions)	244	257	(5%	)	1,077	935	15%
Realized aluminum price ($/lb.)	0.94	0.89	6%		0.91	0.84	8%
Mining, processing and refining costs ($ millions)	162	102	59%		583	420	39%
Cash costs ($/lb. of refined aluminum)	0.68	0.57	19%		0.63	0.58	9%
Income from operating assets ($ millions)	21	29	(28%	)	106	89	19%

Revenues: Aluminum business revenues were $244 million, compared to $257 million recorded during the fourth quarter of 2004. Sales volumes of primary aluminum increased to 63,200 tonnes compared to 61,700 in the fourth quarter of 2004. The fourth quarter rolled-products sales volumes increased by 3% to 43,200 tonnes compared to 42,000 tonnes the same period a year ago primarily due to manufacturing throughput improvements. The realized mid-west primary aluminum price increased by 6% in the quarter to $0.94/lb., compared with $0.89/lb. in the same period in 2004.

Costs: Aluminum business operating expenses decreased to $223 million from $228 million in the fourth quarter of 2004. Mining, processing and refining costs increased to $162 million from $102 million in the same period last year. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and increased electrical energy costs at the New Madrid smelter that came into effect under the new fifteen-year electricity supply contract. In addition, 2005 mining, processing and refining costs include a full quarter of costs from Gramercy and St. Ann aluminum operations. These rates compare very favourably with electricity costs incurred by other U.S. aluminium producers. The value of purchased raw materials decreased to $44 million in the fourth quarter from $116 million in the fourth quarter of 2004.

        The operating cash cost per pound of primary aluminum metal production was $0.68/lb. in the fourth quarter of 2005, an increase from $0.57/lb. for the same period in 2004. Higher electrical energy and alumina costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 6% lower in the fourth quarter of 2005, compared with the same period in 2004.

Income generated by operating assets: Fourth quarter 2005 income generated by operating assets for the aluminum business was $21 million compared with $29 million for the fourth quarter of 2004. The $8 million decrease was mainly due to higher power costs as well as higher natural gas costs. These costs increases were somewhat offset by the benefits of the increased aluminum price.

Production: In the fourth quarter of 2005, primary aluminum production was 62,300 tonnes, unchanged compared to the same period last year. For the rolled products operations, shipments were 43,200 tonnes compared with 42,000 tonnes for the fourth quarter of 2004.

Production Forecast

Production		2006 Forecast (tonnes)	2005 Actual (tonnes)
Copper:	Mined	475,000	462,000
	Refined	635,000	544,000
Nickel:	Mined	82,000	80,000
	Refined	115,000	114,000
Zinc:	Mined	460,000	454,000
	Refined(1)	210,000	182,000
Aluminum:	Primary	250,000	246,000
	Fabricated	195,000	178,000

(1)
Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

Labour Agreements

        During the quarter, a collective agreement was negotiated and ratified at the Kidd Creek Metallurgical division, following a one-month labour disruption at the plant in October 2005. Union members signed a new three-year agreement, which expires September 30, 2008.

        At the Falcondo ferronickel operation in the Dominican Republic, employees continued to operate the plant following the November 30, 2005 expiry of the previous collective agreement. In January 2006, the union and the company agreed to the assistance of a government appointed mediator. The company remains committed to reaching an agreement satisfactory to both the union and the company.

        In the first quarter of 2006, the following collective agreements are up for renewal:

  •
  Brunswick Mine (Bathurst) — February 28

  •
  Brunswick Smelter (Bathurst) — February 28

  •
  Horne Smelter (Rouyn) — March 1

  •
  Bulk Handling Operation (Bathurst) — March 31

DEVELOPMENT PROJECTS UPDATE

Copper Projects

Collahuasi

        Construction of a $36 million molybdenum recovery circuit was completed in the fourth quarter of 2005, ahead of schedule and under budget. Production of molybdenum in concentrate is expected to be approximately 3,800 tonnes in 2006. Production will increase over time as a result of the increase in molybdenum grades at depth in the Rosario orebody.

        A debottlenecking project that could potentially increase the nominal design capacity of the sulphide circuit is currently underway. The objective is to maximize production from the present asset base with minimum deployment of capital.

Lomas Bayas Expansion

        The Fortuna de Cobre deposit, adjacent to Lomas Bayas, could expand production or extend the mine life by five years to 2020. A pre-feasibility study was initiated during the year and development of an exploration tunnel began in March 2005. Construction of the pilot plant was completed in August 2005. The metallurgical test program was initiated in the fourth quarter of 2005. Fortuna de Cobre is an attractive growth opportunity because of its low stripping ratio, proximity to existing infrastructure and favourable mineralogy and leaching kinetics. Falconbridge has the option to purchase Fortuna de Cobre by mid-2006.

Kidd Mine D Project

        Production from block 2 began in the fourth quarter of 2005 and production from block 3 is expected to begin in the third quarter of 2006. The capital investment is now expected to total Cdn$684 million. The CAPEX associated with this project increased following the approval of a new target schedule and budget that became the project baseline in April 2005, as well as escalation associated with delineation drilling that will take place in 2006. At the end of 2005, overall project progress was 90% based on this new target schedule and budget.

El Morro

        Favourably situated close to two copper smelters, the deposit is a large copper porphyry with high gold co-product credits that would result in low net copper cash costs. El Morro also features a high-grade resource core and a low pre-stripping ratio, as well as further exploration potential. In 2005, Falconbridge paid $10 million to earn a 70% interest in the El Morro property from Metallica Resources Inc. In 2006, Falconbridge expects to begin feasibility-level work, including a 30,000 metre drilling program for in-fill drill and metallurgical test work.

El Pachón

        El Pachón is an attractive copper mine development project situated less than five kilometres from the Chilean border and the Las Pelambres copper mine. It features a high grade core, unusually low strip ratio and favourable metallurgical recoveries which will substantially reduce mining and capital costs. The orebody has the potential to produce over 200,000 tonnes of copper-in-concentrate per year over a life of more than 20 years. During 2005, a conceptual study of the El Pachón project was completed. Two bulk samples were extracted from an existing exploration tunnel and processed, engineering studies were completed and environmental information was compiled to add to the environmental base line. In addition, important advances were realized on El Pachón's specific protocol within the Mining Integration Treaty between Chile and Argentina. In 2006, work is expected to progress in road re-opening, field studies, engineering studies and environmental data collection.

Nickel Projects

Koniambo Project

        In December 2005, Falconbridge, along with its 51% partner Société Minière du Sud Pacifique S.A. (SMSP) fulfilled the requirements of the Bercy Accord, including completion of a positive technical feasibility study and placement of firm orders of at least $100 million for equipment and services relating to the project. This will result in the transfer of the ownership of the Koniambo property to Koniambo Nickel SAS, a company owned 49% by Falconbridge and 51% by SMSP. In addition, Falconbridge and SMSP reached an agreement on the financing framework for the project. Under the terms of the financing agreement, the common equity ownership of Koniambo remains at 51% (SMSP) and 49% (Falconbridge); Falconbridge has agreed to assume responsibility for financing of up to 100% of the project; cash generated by the project will be exclusively dedicated to debt retirement prior to shareholder distributions; and, the capital cost to be financed is $2.2 billion (in 2004 dollars). This excludes working capital and interest during construction.

        Next steps for Koniambo include advancing detailed engineering in 2006. Once the necessary permits are in place and the details of the financing are finalized, Falconbridge expects the start of the construction phase in 2007. Based on the foregoing, start-up of the operation is expected to occur in 2009/2010.

Raglan Mine Optimization Project

        The conversion of the mill from autogenous to semi-autogenous grinding was completed in October 2005. This conversion will increase the level of annual throughput to approximately one million tonnes of ore per year and increase the mill's ability to process harder ore. This project was completed on schedule and on budget with total project investment of Cdn$33 million.

        Phase two, expected to be completed in early 2008, will focus on utilizing increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 million tonnes of ore annually, resulting in approximately 30,500 tonnes of annual contained nickel production.

Nickel Rim South Project

        Vent shaft sinking, which began in February 2005, was at 1,092 metres at the end of 2005. Main shaft sinking began in April 2005 and was at 467 metres at the end of 2005.

Kabanga Project

        In April 2005, Falconbridge announced a joint-venture agreement with Barrick Gold Corporation on the Kabanga nickel deposit, located in northwestern Tanzania. Under the terms of the agreement, Falconbridge acquired a 50% indirect joint-venture interest in respect of the Kabanga Project for $15 million and will be the operator of the joint venture. Over the next several years, Falconbridge expects to fund and conduct a further $50-million work plan. Current work, including exploration and infill diamond drilling, metallurgical testing and engineering study work will lead to the completion of a scoping study in the first quarter of 2006.

        Expectations with respect to development projects are subject to various risks and assumptions. See "Forward-looking Information".

EXPLORATION UPDATE

        Since the end of the previous quarter, Falconbridge has provided an exploration update on Collahuasi's Rosario Oeste zone, which contains an Inferred Mineral Resource estimated at 248 million tonnes grading 1.54% copper at a 0.4% copper cut-off. These exploration results demonstrate the potential of developing further resources at Collahuasi. The mineral resource is located only 300 metres from the projected edge of the Rosario open pit.

OTHER

        Under the terms of the Support Agreement between Inco and Falconbridge, the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities). The Corporation has therefore suspended its Dividend Re-Investment Plan. Common shareholders will continue to receive their dividends in cash.

SHARES OUTSTANDING AND DECLARED DIVIDENDS

Shares Outstanding (as at February 7, 2006)

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares(1)	FAL.LV, FAL	371,187,826
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1(2)	FAL.PR.X	11,999,899
Junior Preference Shares, Series 2(2)	FAL.PR.Y	11,999,899
Junior Preference Shares, Series 3(2)	FAL.PR.Z	5,999,903

(1)
Falconbridge common shares trade on the Toronto and NewYork Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.

(2)
8,000,000 junior preference shares, series (X), 8,000,000 junior preference shares, series (Y) and 4,000,000 junior preference shares, series (Z) were redeemed on August 11, 2005, as previously announced.

Declared Dividends

        The following dividends have been declared:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares	FAL.LV	Cdn $0.12	February 28, 2006	March 15, 2006
Preferred Shares, Series 1	N/A	Cdn $0.02	February 15, 2006	March 1, 2006
Preferred Shares, Series 2	FAL.PR.A	Floating rate Floating rate Floating rate	February 28, 2006 March 31, 2006 April 28, 2006	March 12, 2006 April 12, 2006 May 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn $0.2863	February 15, 2006	March 1, 2006
Preferred Shares, Series F	FAL.PR.F	Floating rate Floating rate Floating rate	February 28, 2006 March 31, 2006 April 28, 2006	March 12, 2006 April 12, 2006 May 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn $0.38125	April 15, 2006	May 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn $0.40625	March 15, 2006	March 31, 2006
Junior Preference Shares, Series 1	FAL.PR.X	US$0.375	March 15, 2006	March 31, 2006
Junior Preference Shares, Series 2	FAL.PR.Y	US$0.3906	March 15, 2006	March 31, 2006
Junior Preference Shares, Series 3	FAL.PR.Z	US$0.4063	March 15, 2006	March 31, 2006

FORWARD-LOOKING INFORMATION

        Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006 and (vi) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

        Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

        Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Important Legal Information

        This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

To participate in the fourth quarter analyst conference call scheduled for Wednesday, February 8, 2006, at 8:30 a.m., please call (416) 620-2013 for local and overseas callers and 1-800-682-5077 toll free in North America, or visit the Company's website at www.falconbridge.com to listen to a live webcast.

Contacts:
Denis Couture
Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

Steve Douglas
Executive Vice-President and Chief Financial Officer
(416) 982-3554
steve.douglas@falconbridge.com

FALCONBRIDGE LIMITED

CONSOLIDATED RESULTS

(US$ millions, unaudited)

	Fourth Quarter (1)		Twelve months ended December 31 (1)
	2005	2004	2005	2004
Revenues	$2,165	$1,867	$8,148	$6,764

Operating expenses
Mining, processing and refining costs	685	547	2,538	1,976
Purchased raw materials	867	816	3,235	2,904
Depreciation, amortization and accretion	150	135	555	493

	1,702	1,498	6,328	5,373

Income generated by operating assets	463	369	1,820	1,391
Interest expense, net	36	28	152	120
Corporate and general administration	26	21	80	66
Research, development and exploration	16	14	59	47
Minority interest in earnings of subsidiaries	1	78	155	297

Income before undernoted	384	228	1,374	861
Other income	(14)	(73)	(17)	(84)
Tax expense	118	104	511	351

Net income from continuing operations	$280	$197	$880	$594
Discontinued operations, net of tax	—	54	8	73

Net income	$280	$143	$872	$521
Dividends on preferred shares	5	4	17	13

Net Income attributable to common shares	$275	$139	$855	$508

Net income per common share — Basic
Continuing operations	$0.75	$0.65	$2.54	$1.96
Discontinued operations	—	(0.18)	(0.02)	(0.25)

Net income	$0.75	$0.47	$2.52	$1.71

Net income per common share — Diluted
Continuing operations	$0.74	$0.64	$2.52	$1.94
Discontinued operations	—	(0.17)	(0.02)	(0.24)

Net income	$0.74	$0.47	$2.50	$1.70

Basic weighted average number of shares — 000s	370,162	296,602	339,756	296,246
Diluted weighted average number of shares — 000s	377,678	303,508	346,174	303,458

(1)
The 2004 and 2005 results represent the consolidated results of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

FALCONBRIDGE LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	Dec. 31 2005 (1)	Dec. 31 2004 (1)
Assets
Current assets
Cash and cash equivalents	$886	$884
Accounts receivable	1,007	948
Metals and other inventories	1,708	1,436

	3,601	3,268
Operating capital assets	6,803	4,870
Development projects	1,707	1,166
Investments and other assets	307	324

	$12,418	$9,628

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$1,691	$1,265
Debt due within one year	353	570

	2,044	1,835
Long-term debt	2,598	2,736
Preferred share liabilities	876	122
Future income taxes	1,156	304
Asset retirement obligation, pension and other provisions	659	595
Stockholders' interests:
Interests of other shareholders	54	1,197
Shareholders' equity	5,031	2,839

	$12,418	$9,628

(1)
The consolidated balance sheet as at December 31, 2005 and December 31, 2004 represents the consolidated balance sheet of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(US$ millions, unaudited)

	Fourth Quarter (1)		Twelve months ended December 31 (1)
	2005	2004	2005	2004
Cash realized from (used for):
Operations
Net income	$280	$143	$872	$521
Charges (credits) not affecting cash:
Depreciation and amortization	146	124	548	484
Future taxes	(15)	66	141	212
Minority interest	1	78	155	297
Foreign exchange, and other	(29)	(26)	(66)	(53)

	383	385	1,650	1,461
Net change in accounts receivable, inventories and payables	140	(3)	(15)	(277)

Cash from operations	523	382	1,635	1,184

Investment activities
Capital investments	(278)	(207)	(737)	(666)
Investments and advances	1	(20)	(27)	105
Proceeds on dispositions	39	1	93	6

Cash used in investment activities	(238)	(226)	(671)	(555)

Financing activities
Long-term debt, including current portion
Issued	—	145	551	344
Repaid	(59)	(69)	(1,394)	(470)
Issue of shares — common	12	2	49	22
Share purchase plan repayment	—	—	3	—
Dividends paid	(43)	(33)	(150)	(123)
Issue of shares — minority shareholders	—	—	18	15
Dividends paid to minority shareholders	(1)	(9)	(39)	(34)

	(91)	36	(962)	(246)

Increase in cash and cash equivalents	194	192	2	383
Cash and cash equivalents, beginning of period	692	692	884	501

Cash and cash equivalents, end of period	$886	$884	$886	$884

(1)
The consolidated statement of cashflows for the three and twelve months ended December 31, 2005 and December 31, 2004 represent the consolidated statement of cashflows of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

FALCONBRIDGE LIMITED
SALES VOLUMES & REALIZED PRICES

					Twelve months ended December 31
			Fourth quarter
Metal Sales (tonnes, except as noted)	100% basis, except as noted
			2005	2004	2005	2004
Copper
Copper business
CCR			82,850	76,969	298,286	293,174
Kidd Creek			11,520	22,428	84,827	82,188
Horne — (concentrates)			25,175	6,523	56,385	27,091
Antamina — (concentrates)	(33.75%	)	27,282	22,417	91,567	80,905
Collahuasi — (concentrates)	(44%	)	22,980	58,861	119,212	167,267
Collahuasi	(44%	)	6,140	6,792	26,137	25,330
Lomas Bayas			14,377	15,238	63,746	60,190
Altonorte — (anodes)			41,176	33,399	154,015	150,709

			231,500	242,627	894,175	886,854
INO/Nikkelverk			13,670	12,521	59,470	51,057

			245,170	255,148	953,645	937,911

Nickel			20,514	19,799	85,374	71,374
Ferronickel			8,253	8,104	26,289	28,936
Zinc
Copper business
Kidd Creek			11,786	24,839	116,071	119,535
Kidd Creek — (concentrates)			14,349	15,724	42,020	15,724
Antamina — (concentrates)	(33.75%	)	5,751	4,184	40,699	51,951

			31,886	44,747	198,790	187,210
Zinc business
Brunswick/Matagami — (concentrates)			39,776	64,785	219,417	292,512

			71,662	109,532	418,207	479,722

Aluminum
Primary Aluminum — shipments			63,211	61,662	247,771	248,977
Norandal — shipments			43,203	42,011	177,910	173,853
Alumina — shipments	(50%	)	86,514	80,625	355,221	80,625
Bauxite — shipments	(50%	)	250,250	21,320	928,735	21,320
Lead			19,519	23,139	73,730	83,194
Molybdenum concentrate
Antamina	(33.75%	)	751	295	2,468	613
Collahuasi	(44%	)	251	—	251	—

			1,002	295	2,719	613

Gold — 000 ounces			221	261	775	967
Silver — 000 ounces
CCR			7,630	8,080	32,786	36,467
Kidd Creek			96	780	3,487	3,876
Antamina	(33.75%	)	562	632	1,633	2,334

			8,288	9,492	37,906	42,677

Average Realized Prices — (US$ per pound, except as noted)
Copper			1.99	1.43	1.71	1.30
Nickel			5.88	6.45	6.85	6.40
Ferronickel			5.93	6.42	6.74	6.37
Zinc			0.80	0.56	0.70	0.52
Aluminum			0.94	0.89	0.91	0.84
Lead			0.54	0.46	0.50	0.43
Molybdenum			30.89	22.51	31.09	16.21
Gold — (US$ per ounce)			481.05	413.98	444.08	402.17
Silver — (US$ per ounce)			7.50	6.89	7.32	6.51
Exchange Rate (US$ = Cdn$1)			0.85	0.82	0.83	0.77
Exchange Rate (CLP = US$1)			528	598	562	622

FALCONBRIDGE LIMITED
PRODUCTION VOLUMES

					Twelve months ended December 31
			Fourth quarter
Mine Production (tonnes, except as noted)	100% basis, except as noted
			2005	2004	2005	2004
Mine Production (tonnes, except as noted)
Copper
Copper business
Kidd Creek			10,570	8,878	42,738	41,029
Antamina	(33.75%	)	35,194	34,645	126,417	122,205
Collahuasi	(44%	)	48,000	58,247	182,248	205,116
Lomas Bayas			15,039	15,680	63,147	62,041

			108,803	117,450	414,550	430,391
Matagami			—	624	—	6,617
Brunswick			1,386	1,901	5,894	6,547
Sudbury			4,225	6,775	23,367	24,694
Montcalm			1,221	830	4,996	1,188
Raglan			1,179	1,734	5,842	6,867
Other			—	3,849	7,485	14,387

			116,814	133,163	462,134	490,691

Nickel
Sudbury			3,924	5,674	19,708	22,602
Montcalm			2,268	1,524	9,006	2,152
Raglan			4,601	6,683	22,224	26,552

			10,793	13,881	50,938	51,306

Ferronickel			7,346	7,174	28,668	29,477
Zinc
Zinc business
Brunswick			59,360	67,589	265,648	268,068
Matagami			—	7,297	—	98,901

			59,360	74,886	265,648	366,969
Kidd Creek			22,458	30,761	119,960	87,847
Antamina	(33.75%	)	5,095	8,193	62,216	64,157
Other			—	2,316	6,016	9,277

			86,913	116,156	453,840	528,250

Lead			16,735	18,927	75,417	73,735
Silver — 000 ounces
Copper business
Kidd Creek			780	809	3,677	3,848
Antamina	(33.75%	)	839	559	3,307	2,718

			1,619	1,368	6,984	6,566
Brunswick			1,232	1,651	5,924	5,999
Matagami			—	29	—	391
Other			—	53	179	232

			2,851	3,101	13,087	13,188

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR			89,069	78,767	304,184	288,395
Kidd Creek			10,137	32,501	111,231	115,578
Collahuasi	(44%	)	6,697	6,895	26,698	25,610
Lomas Bayas			15,039	15,680	63,147	62,041

			120,942	133,843	505,260	491,624
Nikkelverk			10,042	8,806	38,681	35,643

			130,984	142,649	543,941	527,267

Copper anodes
Horne			41,214	37,686	146,952	149,730
Kidd Creek			12,718	33,117	118,973	118,240
Altonorte			78,714	78,879	297,567	266,440

			132,646	149,682	563,492	534,410

Refined nickel
Nikkelverk			20,802	20,458	84,886	71,410
Falcondo			7,346	7,174	28,668	29,477

			28,148	27,632	113,554	100,887

Refined zinc — Kidd Creek			8,509	33,933	113,711	121,557
Primary aluminum			62,258	62,302	245,581	247,472
Fabricated Aluminum			43,203	42,011	177,910	173,853
Alumima	(50%	)	146,791	139,345	588,313	139,345
Bauxite	(50%	)	418,417	447,000	1,872,394	447,000
Refined lead			23,882	25,892	76,116	83,829
Molybdenum concentrate
Antamina	(33.75%	)	772	565	2,268	1,210
Collahuasi	(44%	)	357	—	357	—

			1,129	565	2,625	1,210

Refined gold — 000 ounces			256	273	908	1,102
Refined silver — 000 ounces			7,728	8,454	33,215	37,274

Segmented Information
($ US millions)

	Fourth Quarter 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,276	489	155	244	1	$2,165

Operating expenses
Mining, processing and refining costs	246	235	33	162	9	685
Purchase of raw materials	600	131	91	44	1	867
Depreciation, amortization and accretion	71	48	7	17	7	150

	$917	414	131	223	17	$1,702

Income (loss) generated by operating assets	$359	75	24	21	(16)	$463

Interest expense, net						(36)
Corporate and general administration						(26)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(1)

Income before undernoted						$384
Other income						14
Tax expense						(118)

Net income from continuing operations						$280
Discontinued operations, net of tax						—

Net Income						$280

Capital investments	$75	165	8	24	6	$278

	Fourth Quarter 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$997	495	119	257	(1)	$1,867

Operating expenses
Mining, processing and refining costs	227	174	45	102	(1)	547
Purchase of raw materials	534	105	60	116	1	816
Depreciation, amortization and accretion	66	48	9	10	2	135

	$827	327	114	228	2	$1,498

Income (loss) generated by operating assets	$170	168	5	29	(3)	$369

Interest expense, net						(28)
Corporate and general administration						(21)
Research, development and exploration						(14)
Minority interest in earnings of subsidiaries						(78)

Income before undernoted						$228
Other income						73
Tax expense						(104)

Net income from continuing operations						$197
Discontinued operations, net of tax						(54)

Net Income						$143

Capital investments	$68	115	2	14	8	$207

	Twelve Months ended December 31, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$4,421	2,146	504	1,077	—	$8,148

Operating expenses
Mining, processing and refining costs	993	810	168	583	(16)	2,538
Purchase of raw materials	2,082	574	243	335	1	3,235
Depreciation, amortization and accretion	260	165	33	53	44	555

	$3,335	1,549	444	971	29	$6,328

Income (loss) generated by operating assets	$1,086	597	60	106	(29)	$1,820

Interest expense, net						(152)
Corporate and general administration						(80)
Research, development and exploration						(59)
Minority interest in earnings of subsidiaries						(155)

Income before undernoted						$1,374
Other income						17
Tax expense						(511)

Net income from continuing operations						$880
Discontinued operations, net of tax						(8)

Net Income						$872

Total assets, excluding cash and short-term investments	$6,087	3,316	385	1,044	700	$11,532

Capital investments	$258	367	21	56	35	$737

	Twelve Months ended December 31, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$3,592	1,824	415	935	(2)	$6,764

Operating expenses
Mining, processing and refining costs	803	604	158	420	(9)	1,976
Purchase of raw materials	1,882	447	187	388	—	2,904
Depreciation, amortization and accretion	234	136	56	38	29	493

	$2,919	1,187	401	846	20	$5,373

Income (loss) generated by operating assets	$673	637	14	89	(22)	$1,391

Interest expense, net						(120)
Corporate and general administration						(66)
Research, development and exploration						(47)
Minority interest in earnings of subsidiaries						(297)

Income before undernoted						$861
Other income						84
Tax expense						(351)

Net income from continuing operations						$594
Discontinued operations, net of tax						(73)

Net Income						$521

Total assets, excluding cash and short-term investments	$4,544	2,015	400	1,003	782	$8,744

Capital investments	$285	316	5	32	28	$666

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Exhibit 99.1
FALCONBRIDGE LIMITED CONSOLIDATED RESULTS (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASHFLOWS (US$ millions, unaudited)
FALCONBRIDGE LIMITED SALES VOLUMES & REALIZED PRICES
FALCONBRIDGE LIMITED PRODUCTION VOLUMES